Filed by IPC Holdings, Ltd. pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended.
Subject Company: Validus Holdings, Ltd. (Commission File No.: 001-33606)
Investor Presentation Validus Agreed Amalgamation with IPC July 9, 2009

Cautionary Note Regarding Forward-Looking Statements Cautionary Note Regarding Forward-Looking Statements: This presentation may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words "expect," "intend," "plan," "believe," "project," "anticipate," "will," "may" and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following: 1) Validus and IPC may be unable to complete the proposed amalgamation because, among other reasons, conditions to the closing of the proposed amalgamation may not be satisfied or waived; 2) uncertainty as to the actual premium that will be realized by IPC shareholders in connection with the proposed amalgamation; 3) uncertainty as to the long-term value of Validus common shares; 4) unpredictability and severity of catastrophic events; 5) rating agency actions; 6) adequacy of Validus' or IPC's risk management and loss limitation methods; 7) cyclicality of demand and pricing in the insurance and reinsurance markets; 8) Validus' limited operating history; 9) Validus' ability to implement its business strategy during "soft" as well as "hard" markets; 10) adequacy of Validus' or IPC's loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition; 14) potential loss of business from one or more major insurance or reinsurance brokers; 15) Validus' or IPC's ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 16) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 17) the integration of Talbot or other businesses Validus may acquire or new business ventures Validus may start; 18) the effect on Validus' or IPC's investment portfolios of changing financial market conditions including inflation, interest rates, liquidity and other factors; 19) acts of terrorism or outbreak of war; 20) availability of reinsurance and retrocessional coverage; 21) failure to realize the anticipated benefits of the proposed amalgamation, including as a result of failure or delay in integrating the businesses of Validus and IPC; and 22) the outcome of any legal proceedings to the extent initiated against Validus, IPC and others following the announcement of the proposed amalgamation, as well as management's response to any of the aforementioned factors. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in our most recent reports on Form 10-K and Form 10-Q and the risk factors included in IPC's most recent reports on Form 10-K and Form 10-Q and other documents of Validus and IPC on file with the Securities and Exchange Commission ("SEC"). Any forward-looking statements made in this presentation are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. No rating agency (A.M. Best, Moody's, or Standard & Poor's) has specifically approved or disapproved or otherwise taken definitive action on the potential transaction.

Non-GAAP Financial Measures and Proposed Acquisition In presenting Validus' results, management has included and discussed certain financial measures that are not calculated under standards or rules that comprise U.S. GAAP. Such measures are referred to as non-GAAP. Non-GAAP measures may be defined or calculated differently by other companies. These measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP. A reconciliation of these measures to their most comparable U.S. GAAP measures is presented in the appendix of this presentation. Additional Information about the Proposed Amalgamation and Where to Find It: The issuance of Validus shares to IPC shareholders in the amalgamation will be submitted to shareholders of Validus for their consideration. The proposed amalgamation will be submitted to shareholders of IPC for their consideration. Validus and IPC shareholders are urged to read the joint proxy statement/prospectus for the proposed amalgamation when it is filed, and any amendment or supplement thereto that may be filed, with the SEC because they will contain important information. This presentation is not a substitute for the joint proxy statement/prospectus or any other documents which Validus or IPC may send to their respective shareholders in connection with the proposed amalgamation. All such documents, when filed, will be available free of charge at the SEC's website (www.sec.gov) or by directing a request to Validus through Jon Levenson, Senior Vice President, at +1-441-278-9000, or IPC through John Weale, Chief Executive Officer and Chief Financial Officer, at +1-441-298-5100. This presentation does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a proxy statement/prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation: Validus and IPC and their directors and executive officers are deemed to be participants in any solicitation of Validus and IPC shareholders in connection with the proposed amalgamation. Information about Validus' directors and executive officers is available in Validus' definitive proxy statement, dated March 25, 2009, for its 2009 annual general meeting of shareholders. Information about IPC's directors and executive officers is available in IPC's Amendment No. 1 to Form 10-K, dated April 30, 2009, for the fiscal year ended December 31, 2008.

An Attractive Transaction for IPC and Validus Shareholders Creates a leading Bermuda carrier in the short-tail reinsurance and insurance market with a global underwriting platform Superior long-term growth and return prospects Quality diversification in profitable lines Strong value proposition for IPC shareholders Values IPC shares at $31.73 based on VR's 3/30/09 closing price 24.9% premium to IPC unaffected share price1 Attractive currency with strong liquidity and historical trading performance, low volatility, and a higher pro forma dividend Combined entity with a GAAP capital base of $3.7bn2 Strong balance sheet with minimal exposure to equity/alternative asset risk A combination with Validus creates long-term benefits for IPC and Validus shareholders 1 Calculated using closing prices as of 3/30/2009 2 Pro forma shareholders' equity as of 3/31/2009 plus debentures payable

Structure Amalgamation under Bermuda Law Consensual transaction supported by Boards of IPC and Validus Consideration $7.50 of cash per IPC common share 0.9727x Validus voting common shares per IPC common share Fixed exchange ratio, not subject to adjustment Valuation and Premium Overview of the Agreed Transaction Note: Last reported closing prices of VR and IPCR were $24.91 and $25.41 as of 3/30/09 and $22.60 and $27.61 as of 7/8/09, respectively 1 Based on book value per share as disclosed by IPC on June 15, 2009

Transaction Value1 Total value of $1.67 billion Cash consideration of approximately $424 million Issuance of $1.24 billion in Validus voting common shares Pro Forma Ownership (Fully-Diluted Basis) 62% by Validus Shareholders 38% by IPC Shareholders Key Approvals and Conditions IPC and Validus shareholder approvals Amendment of Validus' credit facilities No termination right related to book value diminution Overview of the Agreed Transaction 1 Excludes $50 million Max termination fee. Based on share prices as of 7/8/09

Overview of the Agreed Transaction Expected Closing and Support of Validus Sponsor Shareholders As soon as practicable after IPC and Validus shareholder meetings Anticipate closing to occur in 7 to 10 weeks Validus sponsors, which collectively own 38% of Validus' outstanding voting common shares as of April 30, 2009, have agreed to vote in favor of the issuance of Validus shares in connection with the transaction Other Validus to withdraw and terminate outstanding Exchange Offer Other steps to complete a non-consensual transaction with IPC terminated, including Scheme of Arrangement

Substitution of cash for stock consideration: Validus to issue 8.4mm fewer shares Incrementally accretive to diluted book value per share Equivalent to a share repurchase at discount to diluted book value Expect to maintain cushion over rating agency standards 1 Including hybrid junior subordinated deferrable debentures Overview of the Agreed Transaction Reconstitution of $31.73 "Best and Final" Offer

A Validus / IPC Combination Has a Clear Strategic Rationale

Strategic Advantages of a Large Capital Base

- **Reinsurance industry capital and capacity has been materially depleted**
  - U.S. Statutory surplus was down 11%, or ~$60 billion in 2008[1]
- **Limited access to replacement capital and new capacity**
  - Disrupted capital markets and depressed valuations mean reloading by incumbents is difficult/expensive
  - Hedge fund issues limiting collateralized capacity and sidecar activity
  - Cat bond market is less of a competitive threat
  - Further challenges in new company formations
- **Demand for reinsurance is increasing**
  - Primary companies facing capital depletion with constricted capital alternatives
  - Need to manage risk leaves reinsurance as one of the few capital alternatives available

Validus / IPC Market Opportunities

- **Stronger relationships with major reinsurance intermediaries**
  - Following recent acquisitions, top two brokers hold 70% market share[2]
  - Increased opportunities for Validus / IPC as lead / quoting market
  - Opportunity for differentiated price or "special layer" in property catastrophe lines
- **Highly public asset quality issues leading buyers to rethink counterparty risk**
  - Validus / IPC becomes "go-to" market capitalizing on dislocation
- **Opportunity to expand into longer-tail lines if/when market conditions warrant**

[1] Source: A.M. Best Company
[2] Source: Business Insurance

8

VALIDUS

Transaction Yields Capital Efficiencies and Other Benefits More effective use of IPC aggregate Shift business away from nationwide accounts IPC generated $221.9 million in GPW from $1.25 billion of U.S. aggregate in 2008 Validus generated $431.3 million of GPW from $1.44 billion of U.S. aggregate in 2008 Addition of non-cat lines to IPC Bermuda platform $284.4 million gap between IPC and Validus Re in 2008 on similar capital bases Lower marginal costs Scalability of Validus Re platform and VCAPS Enhanced reinsurance market presence Greater share of non-cat business Private layer transactions Provide additional capital to Talbot Expansion of aggregates for terrorism and other specialty lines Greater capacity for Onshore Energy, Aviation Source: IPC and Validus Form 10-Ks for fiscal years ended December 31, 2008

Significant Increase in Scale and Market Presence A Pro Forma Comparison of 3/31/09 Shareholders' Equity 1 Excludes effects of Paris Re acquisition Source: SNL, Validus pro forma analysis 1 67% Increase

Source: 1 2005-Q109 CAGR of Diluted BVPS, including accumulated dividends CAGR: 13.6% 1 Evolution in Diluted Book Value Per Share Plus Accumulated Dividends Validus Historic "Value Creation" - Since Validus IPO

Annualized Total Value Creation - Since Validus IPO1 Q3 2007A - Q2 2009E 1 Total value creation is defined as growth in tangible book value plus cumulative dividends Source: Dowling estimates (50%)

Pro Forma 3/31/09 Balance Sheet 1 Consists of hybrid junior subordinated deferrable debentures

Increased Float and Liquidity 1 As of May 11, 2009 2 Issued for IPC common shares, RSUs, PSUs, restricted shares and in-the-money options 3 All common shares excluding shares held by Founding Investors 1 2 Market value of float = $1.9bn pro forma (68% of market capitalization) Continues trend of increased float and liquidity for Validus 15.7mm shares issued in July 2007 IPO 33.5mm shares in float at May 2009 3 Validus to issue approximately 55mm shares in IPC transaction 2

An Attractive Transaction for IPC and Validus Shareholders Creates a leading Bermuda carrier in the short-tail reinsurance and insurance market with a global underwriting platform Superior long-term growth and return prospects Quality diversification in profitable lines Strong value proposition for IPC shareholders Values IPC shares at $31.73 based on VR's 3/30/09 closing price 24.9% premium to IPC unaffected share price1 Attractive currency with strong liquidity and historical trading performance, low volatility, and a higher pro forma dividend Combined entity with a GAAP capital base of $3.7bn2 Strong balance sheet with minimal exposure to equity/alternative asset risk A combination with Validus creates long-term benefits for IPC and Validus shareholders 1 Calculated using closing prices as of 3/30/2009 2 Pro forma shareholders' equity as of 3/31/2009 plus debentures payable

Appendix: Non-GAAP Financial Measures Book Value Per Share Analysis Capitalization Analysis 17 18

Book Value Per Share Analysis

Capitalization Analysis

Investor Presentation Validus Agreed Amalgamation with IPC July 9, 2009